SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                         Form 40-F    ☐

Enclosures:

1.               Nokia press release dated October 1, 2007: European Commission’s continuing investigation of Qualcomm is welcomed

2.               Nokia press release dated October 8, 2007: Nokia completes the Enpocket acquisition

3.               Nokia press release dated October 9, 2007: Telefónica and Nokia open the door to Mobile Internet

4.               Nokia Siemens Networks press release dated October 1, 2007: Nokia Siemens Networks enters into significant partnership with IBM that includes transfer of Research and Development Center activities in Munich and Berlin, Germany

5.               Nokia Siemens Networks press release dated October 4, 2007: Eric Simonsen assumes permanent Chief Financial Officer position at Nokia Siemens Networks

6.               Nokia Siemens Networks press release dated October 19, 2007: Two Italian manufacturing operations of Nokia Siemens Networks to be transferred to Jabil. Multi-Year manufacturing agreement signed between the two companies

7.               Nokia Siemens Networks press release dated October 23, 2007: Nokia Siemens Networks and Deutsche Telekom sign strategic partnership for managed services and next-generation network modernization

PRESS RELEASE

October 1, 2007

European Commission’s continuing investigation of Qualcomm is welcomed

Broadcom, Ericsson, NEC, Nokia, Panasonic Mobile Communications and Texas Instruments welcome the continuation of the investigation by the European Commission into complaints regarding anti-competitive practices by Qualcomm.  While each company has made an individual complaint, they share concerns about Qualcomm’s practices. The companies believe that these practices are harmful to the mobile telecommunications industry globally and, in particular undermine confidence in standards-setting processes, threaten the supply of WCDMA chipsets, impede innovation, and raise the costs of third-generation (3G) technology and handsets.  As a result, carriers and consumers face higher prices and fewer choices.

The complaints refer to Qualcomm’s breach of European Union (EU) competition law and failure to meet the commitments it made to international standard-setting organisations that it would license its declared essential patents on fair, reasonable and non-discriminatory terms. Without these commitments, WCDMA technology would not have been commercially implemented as part of the UMTS 3G standard in Europe and elsewhere. The companies alleged that Qualcomm has violated EU competition rules by charging disproportionate and discriminatory royalties for its declared WCDMA essential patents. They also stated that Qualcomm violates those rules by trying to exclude competing manufacturers of chipsets for mobile phones from the market and to prevent others from entering. These actions, in addition to breaching the European Union’s competition law, are in breach of Qualcomm’s commitments to standard-setting bodies.

The Commission has decided to allocate priority to the continuing investigation following the lodging of the complaints in October 2005.  The companies welcome this decision and confirm their continued cooperation with the European Commission.

Media Enquiries:

Brunswick

Joanna McDwyer

Tel.  +44 20 7404 5959

Broadcom

Bill Blanning

Tel. +1 949 926 5555

Ericsson

Rob Elston

Tel. +46 8 719 6992

NEC

Chris Shimizu

Tel. +44 20 8752 2794

Nokia

Anne Eckert

Tel. +852 6971 6918

Panasonic Mobile Communications

Mike Takeda

Tel. +49 611 235305

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Texas Instruments

Gail Chandler

+1 214 480 6808

Note to editors: The following quotes about the EC’s decision are from each of the companies that filed formal complaints.

Broadcom:  ““Broadcom welcomes the Commission’s decision to continue its investigation of Qualcomm’s practices. The decision underscores the significant policy issues at stake and the importance of ensuring the future viability both of industry standards-setting processes and of a level playing field for competing providers of chipsets and intellectual property in the 3G space, which Qualcomm’s conduct otherwise threatens to undermine. We believe that the EC plays an important role, in our case and others, in ensuring conditions where fair competition helps promote product innovation and technology advancements that ultimately benefit consumers in Europe and throughout the world. The decision demonstrates Europe’s continuing desire to foster a competitive environment that will stimulate continued growth in the global information economy.” - David A. Dull, Senior Vice President, Business Affairs, and General Counsel, Broadcom Corporation.

Ericsson: “The success of a standard depends on the essential patent holders honouring their FRAND commitments. In this case, a single patent holder - Qualcomm - is charging royalty rates much higher than other essential patent owners. If the other patent holders were to do as Qualcomm is doing, royalties could raise the cost of WCDMA handsets considerably - thus raising the prices to consumers. Ericsson is pleased the Commission has decided to continue its investigation of this case.” - Kasim Alfalahi, Vice President, Patent Licensing, Ericsson.

NEC: “NEC welcomes the European Commission’s continuation of its investigation as a step forward in solving the issues raised by Qualcomm’s anti-competitive business practices. NEC will continue to cooperate fully with the investigation by the European Commission.” - Hideyuki Ogata, Vice President, Intellectual Asset Management Unit, NEC Corporation.

Nokia: “The proper functioning of standardization requires that companies whose patented technology is adopted into a standard commit to licence these patents on fair, reasonable and non-discriminatory terms. Breaking these commitments compromises the whole standardization process, stifles innovation and harms consumers. We welcome the European Commission’s continuation of the investigation into Qualcomm’s business conduct.” - Tero Ojanperä, Chief Technology Officer, Nokia.

Panasonic: “Panasonic Mobile Communications fully supports the European Commission’s investigation into Qualcomm’s anti-competitive behaviour and disproportionate royalty rates in the mobile telecommunications sector. It is essential for both current and future standards that companies which commit to license their technologies on fair, reasonable and non-discriminatory terms adhere to those commitments.” - Yoshiaki Tokuda, Director, Intellectual Property Center, Panasonic Mobile Communications Co., Ltd.

Texas Instruments: “We commend the Commission for deciding to continue its investigation.  TI attaches great importance both to IP protection and to the creation of open standards. Where leading technology companies have agreed to contribute intellectual property and inventive genius to a standard, there is no room for exclusionary and discriminatory practices.” — Joseph F. Hubach, Senior Vice President and General Counsel, Texas Instruments Incorporated.

www.nokia.com

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PRESS RELEASE

October 8, 2007

Nokia completes the Enpocket acquisition

Espoo, Finland — Nokia today announced that it has completed its acquisition of Enpocket, a global leader in mobile advertising providing technology and services that allow brands to plan, create, execute, measure and optimize mobile advertising campaigns around the world.

“The Enpocket acquisition is a logical step in establishing Nokia as a leader in Internet services. With the close of this transaction, we will create an exciting business focusing on advertising, offering a strong suite of services and solutions to enable brands, publishers, telecom operators and others to run targeted advertising and marketing campaigns for mobile audiences,” said Tero Ojanperä, Chief Technology Officer, Nokia.

The Nokia vision for mobile advertising is to build the largest, high-quality advertising marketplace; offering advertisers global, targeted reach; offering mobile operators and publishers a simple way to monetize their mobile assets; and offering consumers access to rich, interactive, and valuable content which is available via relevant, interesting and appropriate advertising.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services  and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding successful completion of contemplated acquisitions on timely basis and our ability to achieve set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may

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 have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of Nokia’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Investor Enquiries:

Nokia Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

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PRESS RELEASE

October 9, 2007

Telefónica and Nokia open the door to Mobile Internet

Landmark co-operation brings open access to services

London, UK —Telefónica and Nokia today announced they are working together to accelerate the adoption of new Internet services on mobile devices by providing Telefónica customers with easy access to both Telefónica and Nokia Internet services.  The collaboration includes areas such as menu customization, technology and billing co-operation.

As part of the collaboration, Nokia will customize the new Multimedia Menu to provide easy access to Telefónica services.. Similarly, Telefonica customers will be able to access all Nokia services through the Multimedia Menu.

Julio Linares, General Manager for Coordination, Business Development and Synergies, Telefónica S.A. said, “We want to provide our customers with an unparalleled mobile experience and by working with partners like Nokia, we can ensure that they have access to the best in Internet services. Our customers can take advantage of Telefónica’s high quality mobile broadband network to access both Telefónica and Nokia services, as well as other third-party applications, and I’m confident that this will drive a dramatic increase in user uptake of these new services over the coming years.”

“We’re extremely excited about this collaboration as I believe it can pave the way for a new way of working throughout our industry. Ease of use has always been at heart of Nokia devices and this collaboration is an important step in creating the same experience for Internet services,” said Anssi Vanjoki, Executive Vice President and General Manager Nokia Multimedia. “Nokia devices and services are based on open standards, which makes it easy for us to work with forward thinking operators such as Telefónica to provide consumers with choice regarding which Internet services they want to access from their mobile device.”

About Telefonica

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalisation. Its activities are centered mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both. The company has a significant presence in 24 countries and a customer base that amounts more than 212 million accesses around the world. Telefonica has a strong presence in Spain, Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.7 million direct shareholders. Its share capital currently comprises 4,773,496,485 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires and São Paulo. . httpt://www.telefonica.es

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. Nokia makes a wide range of mobile devices and provides people with experiences in music, navigation, video, television, imaging, games and business mobility through these devices. Nokia also provides equipment, solutions and services for communications networks.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Telefonica

Press Office

Tel. +34 915840512

Email: prensa@telefonica.es

www.nokia.com

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Press Release

Munich, Germany — October 1, 2007

Nokia Siemens Networks enters into significant partnership with IBM that includes transfer of Research and Development Center activities in Munich and Berlin, Germany

On September 28, 2007, Nokia Siemens Networks and IBM (NYSE:IBM) signed an agreement including the transfer of specific parts of Research and Development Center activities for four Business Lines of the Service Core and Applications Business Unit to a subsidiary of IBM. Upon closing of this transaction, expected to take place by the beginning of December 2007, up to 235 employees located in Munich and Berlin will become part of the IBM organization. Through this agreement Nokia Siemens Networks will leverage IBM´s global network and experience as one of the world’s foremost R&D organizations, investing more than $6 billion in 2006 and with 14 years of patent leadership.

The transferred Research and Development Center activities include specific parts of R&D for Next Generation Voice and Multimedia; Media Gateway; Mobile Internet Connections; and Consumer and Business VoIP business lines of the Service Core and Applications Business Unit as well as technical support. Entire teams will be transferred and continue to deliver necessary development activities back to Nokia Siemens Networks. They will work together with Nokia Siemens Networks’ program management, product management, architecture, technical support and system level testing to fulfill obligations. Over time, development services will also be offered to other IBM clients as part of the portfolio of the IBM Global Engineering Solutions division, which provides engineering as well as research and development (R&D) services to a variety of industries.

As already communicated on May 4, 2007, the transferring of R&D capabilities to trusted business partners is part of Nokia Siemens Networks’ overall strategy. This step will allow Nokia Siemens Networks to realize greater workforce flexibility and improve cost management, while being able to leverage the expertise of its R&D partners.

“In order to ensure our world-leading technology capabilities and optimum synergies across the Business Lines, we have decided to strengthen our R&D activities by creating a cost efficient R&D structure. This move provides Nokia Siemens Networks with the flexibility it needs to successfully compete in the market,” said Jürgen Walter, head of Service Core and Applications, Nokia Siemens Networks. “Our customers will reap the benefits as this agreement strengthens our capabilities to provide them with high quality software and products.”

“Providing research and development services for Nokia Siemens Networks enables IBM to extend its considerable experience in outsourcing to a new field of collaborative research and development for both Nokia Siemens Networks and other telecommunications industry clients,” said Simon Porter, IBM Global Engineering Services vice president for North East

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Europe. “Our leadership in this field will ensure that Nokia Siemens Networks will retain the competitive advantage offered by leading edge innovation and improved cost efficiency.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

About IBM

For more information about IBM, please visit the following: www.ibm.com

Media Enquiries

Nokia Siemens Networks

Stefan Mueller

+49 (0) 175 265 46 62

stefan.mueller@nsn.com

IBM

In Europe

Arlene Wainstein

+33 1-4188-6664

arlenewainstein@fr.ibm.com

In US

Jason Stolarczyk

+1 914-766-4469

jrstolar@us.ibm.com

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Press Release

Espoo, Finland — October 4, 2007

Eric Simonsen assumes permanent Chief Financial Officer position at Nokia Siemens Networks

Nokia Siemens Networks announced today that Eric Simonsen would assume the permanent Chief Financial Officer position at the company effective immediately.  Since June, Simonsen has been on assignment as interim CFO from AlixPartners, a firm focused on helping businesses manage integration and financial restructuring.

“Eric has been a terrific addition to the leadership team at Nokia Siemens Networks,” said Simon Beresford-Wylie, chief executive officer of Nokia Siemens Networks. “He brings restructuring expertise, financial discipline, industry understanding and focus on creating a cash-driven culture to Nokia Siemens Networks.  His permanent addition to the team will benefit the company, its employees, customers and shareholders.”

During his time with AlixPartners, Simonsen held senior management positions at companies such as WorldCom Corp., Cable & Wireless America Inc. and Genuity Inc. From 1991 to 2001 he served as chief of operations and chief financial officer for Allmerica Financial Corp., a Fortune 400 company. Since 2002, Simonsen has worked at AlixPartners.  He is an American citizen who has previously worked and lived in the Nordic region, and in his new role he will work in both Helsinki and Munich.

“AlixPartners is an excellent company and I have truly appreciated my time there,” said Simonsen.  “That said, the opportunity at Nokia Siemens Networks is unique.  If we effectively execute our restructuring and focus on providing value to our customers, we have the potential to be a true leader in our dramatically changing industry.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

www.nokiasiemensnetworks.com

Media Enquiries

Brett Young
Media Relations
Phone : +358 71 802 8084
e-mail: brett.young@nsn.com

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Press Release

Milan, Italy — October 19th, 2007

Two Italian manufacturing operations of Nokia Siemens Networks to be transferred to Jabil

Multi-Year manufacturing agreement signed between the two companies.

Nokia Siemens Networks Italy has signed a contract for the transfer of the  manufacturing functions of its Cassina de’ Pecchi and Marcianise facilities to Jabil Circuit Italy, upon completion of the legal asset transfer procedure. Having received European Union (EU) antitrust authorities approval, the agreement will be effective presumably on November 1st; at the same time, the two companies also signed a long term manufacturing agreement.

Nokia Siemens Networks Italy announced it has signed with Jabil Circuit an agreement for the transfer of the manufacturing operations in Cassina de Pecchi (Mi) and Marcianise (Ce).

Having received EU antitrust authorities approval, the agreement is expected to become effective on November 1st. Employees currently working at both locations will transfer to their new employer at equivalent terms and conditions.

The Marcianise site employs 336 and its main manufacturing lines are GSM and Edge Radio Access, while the Cassina site employs 276 and manufactures microwave devices for wireline and wireless networks.

Jabil, a global electronic solutions company will take over the management of the two manufacturing units whose activity will continue on the same sites for which Jabil has signed a lease agreement with Nokia Siemens Networks. Jabil is currently a manufacturing partner of the parent companies of Nokia Siemens Networks  and will utilize all its manufacturing sites for production of the telecommunication products..

“The signature of this agreement confirms a long-term partnership which will offer Nokia Siemens Networks the opportunity to compete in the highly complex and competitive telecommunication market and optimize overall manufacturing capabilities in a time when global competition results in intense cost pressure,” said Herbert Merz, Head of Operations at Nokia Siemens Networks. “Moreover, we are also able to preserve the whole value chain in Italy, securing important high-tech manufacturing jobs while achieving flexibility for our future development.”

“We are delighted to become a preferred supplier to Nokia Siemens Networks and hope to build on this relationship in the years to come,” said Maurice Dunlop, Vice President, Global Business Units.  “We have enjoyed a long and successful presence in Italy. We believe this

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agreement strengthens our position in Italy  and enhances our global standing as a leading provider of telecommunications infrastructure hardware.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

About Jabil

Jabil is an electronic product solutions company providing comprehensive electronics design, manufacturing and product management services to global electronics and technology companies. Jabil helps bring electronics products to the market faster and more cost effectively by providing complete product supply chain management around the world. With more than 75,000 employees and facilities in 20 countries, Jabil provides comprehensive, individualized-focused solutions to customers in a broad range of industries. Jabil common stock is traded on the New York Stock Exchange under the symbol, “JBL”. Further information is available on the company’s website: jabil.com.

Media Enquiries

Stefan Mueller

Tel.: +49 (0) 175 265 46 62

E-Mail: stefan.mueller@nsn.com

Vitaliano Vitale

Tel.: + 39 335 8215046

E-Mail: vitaliano.vitale@nsn.com

Investor & Media Contact:

Beth Walters

Vice President, Investor Relations

Jabil Circuit, Inc.

(727) 803-3349

investor_relations@jabil.com

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Nokia Siemens Networks

Press Release Virtuoso, Oct 23

Nokia Siemens Networks and Deutsche Telekom sign strategic partnership for managed services and next-generation network modernization

•                  Nokia Siemens Networks assumes control of Vivento Technical Services (VTS) from Deutsche Telekom; VTS’ 2,000 employees to form NSN subsidiary in Germany

•                  The companies sign 5-year, nearly €300 million managed services contract

•                  Nokia Siemens Networks becomes a preferred services partner of Deutsche Telekom

•                  Additional contracts signed for next-generation equipment and services valued up to  €150m over the next five years

Munich, Bonn, Germany, October xy.

Nokia Siemens Networks and Deutsche Telekom today signed a wide-ranging partnership agreement that places Nokia Siemens Networks as a strategic partner to Deutsche Telekom. Under the terms of the agreement, Nokia Siemens Networks will assume control of Vivento Technical Services (VTS) — a division of Vivento, Deutsche Telekom’s personnel service provider — and has signed a managed services contract valued at nearly €300 million over the next five years. In addition, Deutsche Telekom has also selected Nokia Siemens Networks to deliver a range of capital expenditure projects for several T Mobile affiliates in Europe, including next-generation IN (Intelligent Network), valued at up to €150 million.

The companies have agreed to make Nokia Siemens Networks a preferred services partner for Deutsche Telekom for upcoming outsourcing and managed services projects. With this agreement, Nokia Siemens Networks becomes a major supplier for managed services in Europe further increasing its strong international position in managed services. The asset deal is expected to close at the beginning of next year and includes the transfer of VTS assets to Nokia Siemens Networks, as well as additional support from Deutsche Telekom to ensure a successful transition of VTS to Nokia Siemens Networks.

“This agreement is proof that Nokia Siemens Networks is the right partner for Deutsche Telekom in the industry’s trend to outsource services,” said Rajeev Suri, head of Services at Nokia Siemens Networks. “The integration of VTS into our portfolio supports our strategy of transforming into a services and solutions company and helps us become one of the leaders in the European managed services market. By combining the Managed Services contract and the next-generation equipment agreements with ongoing partnership and support from Deutsche Telekom, we see this as a compelling opportunity for Nokia Siemens Networks.”

With the addition of VTS, Nokia Siemens Networks has the increased ability to address the multi-vendor maintenance, installation and commissioning services market within Deutsche Telekom and with other customers across Germany. Under the agreement, Nokia Siemens Networks will deliver a range of managed services to Deutsche Telekom, including a single point of contact for managed maintenance and systems integration, as well as providing build, operate, care and transfer services for major Deutsche Telekom roll-outs in the next few years. The integration of VTS will complement the capabilities of Nokia Siemens Networks in managed services and raise its share in this growing market in Germany by allowing it to increasingly offer installation, commissioning and maintenance services to operators other than Deutsche Telekom.

“We are delighted that by securing this deal with Nokia Siemens Networks, we are partnering with one of the leading providers of global communications services, enabling the employees of VTS to go after new opportunities and customers in the German market,” said Dr. Martin Walter, Chairman of the Supervisory Board of Vivento Technical Services.

Deutsche Telekom will support the continued business development of VTS by committing to use its service delivery capabilities, by placing additional service contracts with the company.

In a very fragmented market consisting of thousands of sub-contractors, cost and resource co-ordination are key factors. VTS offers a promising entry point into the German infrastructure services market which, according to Nokia Siemens Networks internal estimates, is expected to grow annually by around 6%, reaching €1 billion by 2010. With VTS, Nokia Siemens Networks will improve its time-to-market and open up growth opportunities by increasing efficiency and building market share in Germany’s managed services market.

“With more than 160 managed services and outsourcing contracts we have a strong track record of integrating employees from customers and delivering a successful business and we will do so with VTS”, said Suri. “The scope of the deals we are announcing today strengthens Nokia Siemens Networks’ position as a preferred supplier to Deutsche Telekom and positions us well for Deutsche Telekom’s upcoming deployment projects across Europe,” said Suri.

“As part of the strategy announced by Deutsche Telekom in 2004, close to 2000 VTS employees will transfer in an asset deal for VTS, which will become a wholy-owned affiliate of Nokia Siemens Networks. Deutsche Telekom will support the continued business development of VTS by committing to use its service delivery capabilities and also by placing additional service contracts with the company”, said Dr. Martin Walter.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland. www.nokiasiemensnetworks.com

About Deutsche Telekom

Deutsche Telekom AG is one of the world’s leading integrated telecommunications companies with more than 111 million mobile customers, about 38 million fixed-network lines and 13 million broadband lines as of June 30, 2007. Under the Group's umbrella "T" brand, around 240,000 employees worldwide provide modern telecommunications products and services from a single source. Fixed-network telephony, broadband Internet, mobile communications and information and communication technology (ICT) solutions are offered under the brands T-Home, T-Mobile and T-Systems.

In the 2006 financial year the group generated revenues of EUR 61.3 billion – almost half outside Germany. Active in nearly 50 countries worldwide, Deutsche Telekom is an international group. Further information is available on the Internet at: www.telekom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title:Assistant General Counsel